MARTIN SNOW, LLP

ATTORNEYS AT LAW

240 THIRD STREET

POST OFFICE BOX 1606

MACON, GEORGIA 31202-1606

TELEPHONE 478/749-1700

TELECOPIER 478/743-4204

WRITER’S DIRECT DIAL : 478/749-1709

E-MAIL: mnwhite@martinsnow.com

WENDELL L. BOWDEN

EDWARD J. HARRELL

JOHN C. EDWARDS

J. KENNETH WALKER

ROBERT R. GUNN, II

JOHN T. McGOLDRICK, JR.

CUBBEDGE SNOW, III

WILLIAM H. LARSEN

EDWARD L. LONG, JR.

JOHN C. DANIEL, III

T. BARON GIBSON, II

CRAWFORD B. EDWARDS, JR.

MICHAEL M. SMITH

LISA M. EDWARDS

BLAIR K. CLEVELAND

THOMAS PETER ALLEN III

AMBER K. DUFF

MICHAEL N. WHITE

H. DAVID BULLARD

RICHARD A. EPPS, JR.

ROSS S. SCHELL

JENNY MARTIN STANSFIELD

MARTY K. SENN

STUART E. WALKER

    OF COUNSEL

JEFFREY M. RUTLEDGE

    EMERITUS

T. BALDWIN MARTIN, JR.

CUBBEDGE SNOW, JR.

REMER C. DANIEL

December 12, 2008

Ms. Kathryn McHale, Attorney Advisor

U.S. Securities & Exchange Commission

Washington, DC 20549

RE:	Newnan Coweta Bancshares, Inc.

Schedule 14A

Filed November 6, 2008

File No. 000-33221

Dear Ms. McHale:

In response to our telephone conversation on December 8, 2008, please see the following numbered responses:

1.      Attached please find the proposed revised balance sheets that has each line item of the components of shareholder’s equity.

2.      Also, please see the revised footnotes disclose how the discount and fair value were calculated.

3.      On each of the pro forma statements of income, the line item for the dividends has been changed to “effective dividends on preferred stock.”

4.      Also on each of the pro forma statements of income, the footnotes have been amended to disclose:

1.	the rate used to determine the impact on net income in reducing the company’s internet-based and higher rate certificates of deposit.

2.	the effective tax rate used.

Page Two

Ms. Kathryn McHale, Attorney Advisor

December 12, 2008

3.	quantifying the dividends on the preferred stock, preferred warrants and the discount being amortized on each.

5.      Attached please find the worksheet used to determine the fair value of the preferred stock and preferred warrant and allocation of the proceeds.

I am preparing this correspondence to be filed on EDGAR, but emailed this to you in the meantime to see if any further revisions would be required. Please let me know at your earliest convenience.

Yours very truly,

/s/ Michael N. White
MICHAEL N. WHITE
Attorney for McIntosh Bancshares, Inc.

MNW:ps

Enclosures

cc:	Mr. James B. Kimsey

NEWNAN COWETA BANCSHARES, INC.

Pro Forma Consolidated Balance Sheet Data and Capital Ratios

(In thousands)

	September 30, 2008
	Historical	As Adjusted Minimum	As Adjusted Maximum
		(unaudited)
Balance Sheet:
Assets
Cash and due from banks	$2,198	$2,198	$2,198
Securities and other interest earning assets	30,583	30,583	30,583
Loans, net	163,977	163,977	163,977
Other assets	33,826	33,826	33,826

Total assets	$230,584	$230,584	$230,584

Liabilities and stockholders’ equity
Deposits (1)	$194,616	$192,663	$188,758
Subordinated debentures	3,093	3,093	3,093
Borrowings	14,000	14,000	14,000
Other liabilities	4,862	4,862	4,862

Total liabilities	$216,517	$214,618	$210,713

Stockholders’ equity
Senior preferred stock (1)	$—	$1,953	$5,858
Warrant preferred stock (1)	—	98	293
Discount on senior preferred stock (2)	—	(110)	(330)
Premium on warrant preferred stock (2)	—	12	37
Common stock	12,193	12,193	12,193
Retained earnings	1,920	1,920	1,920
Accumulated other comprehensive income (loss)	(100)	(100)	(100)

Total stockholders’ equity	$14,013	$15,966	$19,871

Total liabilities and stockholders’ equity	$230,584	$230,584	$230,584

Capital Ratios
Total risk-based capital to risk-weighted assets ratio	9.58%	10.53%	12.53%
Tier 1 capital ratio	9.31%	9.26%	11.26%
Leverage ratio	6.83%	7.61%	9.25%
Equity to assets ratio	6.08%	6.92%	8.62%
Tangible equity to tangible assets ratio	6.08%	6.92%	8.62%

(1)

The pro forma financial data reflects issuance of a minimum of $1,953,000 and maximum of $5,858,000 of Newnan Coweta Bancshares, Inc. Preferred Stock and a minimum of $98,000 and maximum of $293,000 of additional preferred stock resulting from the exercise of warrants. The proceeds from these transactions are assumed to reduce interest-bearing deposits.

(2)

Because our common stock is traded on the Over-The-Counter-Bulletin Board, which is not a national securities exchange, the Treasury is not treating our company as a “public company” under the CPP but as a non-public financial institution. Under the CPP for non-public financial institutions, we will be required to issue to Treasury a warrant to acquire additional Senior Preferred (the “Warrant Preferred”) equal to 5% of the amount of Preferred Stock already issued. The CPP terms also provide that the warrant will be exercised immediately upon issuance of the Senior Preferred. The Warrant Preferred carry a dividend rate of 9% from the date of issuance, which differs from the dividend requirement on the Preferred Stock of 5% for the first five years and then 9% thereafter. Using the assumption of the issuance of $5,858,999 of Senior Preferred to our company, a warrant for an additional $293,000 would be issued and exercised immediately, with essentially no additional proceeds to our company upon exercise. As a result, our company would record total Preferred Stock at its redemption value of $5,858,000, additional Preferred Stock issuable upon exercise of a warrant of $293,000 (the “Warrant Preferred”), a discount of $330,000 on the Senior Preferred and a premium of $37,000 related to the Warrant Preferred. This issuance results in an initial net increase in equity of $5,858,000 representing the cash proceeds from the issuance of the Preferred Stock. The amortization of the discount resulting from the issuance of Preferred Stock would be over five years and would be recorded as an increase in dividends and corresponding decrease in net income available to common stockholders. The accretion of the premium resulting from the issuance of Warrant Preferred would be over five years and would be recorded as a decrease in dividends and corresponding increase in net income available to common stockholders.

NEWNAN COWETA BANCSHARES, INC.

Pro Forma Consolidated Balance Sheet Data and Capital Ratios

(In thousands)

	December 31, 2007
	Historical (1)	As Adjusted Minimum	As Adjusted Maximum
Balance Sheet:
Assets
Cash and due from banks	$5,076	$5,076	$5,076
Securities and other interest earning assets	27,291	27,291	27,291
Loans, net	175,708	175,708	175,708
Other assets	29,894	29,894	29,894

Total assets	$237,969	$237,969	$237,969

Liabilities and stockholders’ equity
Deposits (2)	$195,539	$193,586	$189,681
Subordinated debentures	3,093	3,093	3,093
Borrowings	18,000	18,000	18,000
Other liabilities	1,736	1,736	1,736

Total liabilities	$218,368	$216,415	$212,510

Stockholders’ equity
Senior preferred stock (2)	$—	$1,953	$5,858
Warrant preferred stock (2)	—	98	293
Discount on senior preferred stock (3)	—	(110)	(330)
Premium on warrant preferred stock (3)	—	12	37
Common stock	12,193	12,193	12,193
Retained earnings	7,320	7,320	7,320
Accumulated other comprehensive income (loss)	88	88	88

Total stockholders’ equity	$19,601	$21,554	$25,459

Total liabilities and stockholders’ equity	$237,969	$237,969	$237,969

Capital Ratios
Total risk-based capital to risk-weighted assets ratio	12.13%	13.08%	14.98%
Tier 1 capital ratio	10.95%	11.90%	13.80%
Leverage ratio	9.83%	10.69%	12.39%
Equity to assets ratio	8.24%	9.06%	10.70%
Tangible equity to tangible assets ratio	8.24%	9.06%	10.70%

(1)	Derived from audited consolidated financial statements.

(2)

The pro forma financial data reflects issuance of a minimum of $1,953,000 and maximum of $5,858,000 of Newnan Coweta Bancshares, Inc. Preferred Stock and a minimum of $98,000 and maximum of $293,000 of additional preferred stock resulting from the exercise of warrants. The proceeds from these transactions are assumed to reduce interest-bearing deposits.

(3)

Because our common stock is traded on the Over-The-Counter-Bulletin Board, which is not a national securities exchange, the Treasury is not treating our company as a “public company” under the CPP but as a non-public financial institution. Under the CPP for non-public financial institutions, we will be required to issue to Treasury a warrant to acquire additional Senior Preferred (the “Warrant Preferred”) equal to 5% of the amount of Preferred Stock already issued. The CPP terms also provide that the warrant will be exercised immediately upon issuance of the Senior Preferred. The Warrant Preferred carry a dividend rate of 9% from the date of issuance, which differs from the dividend requirement on the Preferred Stock of 5% for the first five years and then 9% thereafter. Using the assumption of the issuance of $5,858,999 of Senior Preferred to our company, a warrant for an additional $293,000 would be issued and exercised immediately, with essentially no additional proceeds to our company upon exercise. As a result, our company would record total Preferred Stock at its redemption value of $5,858,000, additional Preferred Stock issuable upon exercise of a warrant of $293,000 (the “Warrant Preferred”), a discount of $330,000 on the Senior Preferred and a premium of $37,000 related to the Warrant Preferred. This issuance results in an initial net increase in equity of $5,858,000 representing the cash proceeds from the issuance of the Preferred Stock. The amortization of the discount resulting from the issuance of Preferred Stock would be over five years and would be recorded as an increase in dividends and corresponding decrease in net income available to common stockholders. The accretion of the premium resulting from the issuance of Warrant Preferred would be over five years and would be recorded as a decrease in dividends and corresponding increase in net income available to common stockholders.

Newnan Coweta Bancshares, Inc.

Pro Forma Condensed Consolidated Statements of Income

(In thousands except per share data)

	For the Nine Months Ended September 30, 2008
	Historical	As Adjusted Minimum (1)	As Adjusted Maximum (1)
		(unaudited)
Income Statement:
Net interest income (2)	$2,400	$2,467	$2,601
Provision for loan losses	6,383	6,383	6,383

Net interest income(loss) after provision for loan losses	$(3,983)	$(3,916)	$(3,782)

Non-interest income	993	993	993
Non-interest expense	(5,657)	(5,657)	(5,657)

Income (loss) before income taxes	$(8,647)	$(8,580)	$(8,446)

Income tax expense (benefit) (3)	(3,247)	(3,222)	(3,172)

Net income (loss)	$(5,400)	$(5,358)	$(5,275)
Dividend on preferred stock		(73)	(220)
Amortization of discount on preferred stock		(21)	(62)

Effective dividend on preferred stock (4)		(94)	(282)

Dividend on warrant preferred		(7)	(20)
Accretion of premium on warrant preferred		2	7

Effective dividend on warrant preferred (4)		(5)	(13)

Net income available to common stockholders	$(5,400)	$(5,457)	$(5,570)

Basic earnings per share available to common stockholders	(5.37)	(5.42)	(5.54)
Diluted earnings per share available to common stockholders	(5.37)	(5.42)	(5.54)
Weighted average of shares outstanding
Basic	1,006,070	1,006,070	1,006,070
Diluted	1,006,070	1,006,070	1,006,070

(1)

The income statement data gives effect to the equity proceeds at the beginning of the period and assumes that the proceeds are used to reduce interest-bearing deposits (consisting primarily of internet based and other higher priced certificates of deposit). The actual impact to net interest income would be different as Newnan Coweta expects to utilize a portion of the proceeds to fund loan growth and acquisitions. However, such impact cannot be estimated at this time as the impact would vary based on the timing of when the loans are funded, the actual pricing of any such loans and timing of any acquisitions.

(2)

The funds received from the Preferred Stock issuance are assumed to reduce deposit liabilities (consisting primarily of internet based and other higher priced certificates of deposit). This assumes the rate of deposits that are reduced carry an annual percentage yield of approximately 4.57%.

(3)	Additional income tax expense, at an effective tax rate of 37.6%, is attributable to additional net interest income as described in Note 1.

(4)

The effective dividend on the Preferred Stock includes amortization of the discount, amortized over a five-year period using the effective yield method (approximately 7%) and dividends on Preferred Stock at 5%. The effective dividend on Warrant Preferred includes accretion of the premium, amortized over a five-year period using the effective yield method (approximately 6%) and dividends on Warrant Preferred at 9%.

Newnan Coweta Bancshares, Inc.

Pro Forma Condensed Consolidated Statements of Income

(In thousands except per share data)

	December 31, 2007
	Historical (1)	As Adjusted Minimum (1)	As Adjusted Maximum (2)
		(unaudited)
Income Statement:
Net interest income (3)	$8,344	$8,433	$8,612
Provision for loan losses	906	906	906

Net interest income(loss) after provision for loan losses	$7,438	$7,527	$7,706

Non-interest income	926	926	926
Non-interest expense	(6,482)	(6,482)	(6,482)

Income (loss) before income taxes	$1,882	$1,971	$2,150

Income tax expense (benefit) (4)	700	733	800

Net income (loss)	$1,182	$1,238	$1,350
Dividend on preferred stock		(98)	(293)
Amortization of discount on preferred stock		(28)	(83)

Effective dividend on preferred stock (4)		(126)	(376)

Dividend on warrant preferred		(9)	(26)
Accretion of premium on warrant preferred		3	10

Effective dividend on warrant preferred (4)		(6)	(16)

Income available to common shareholders	$1,182	$1,106	$958

Basic earnings per share available to common shareholders	1.18	1.10	0.96
Diluted earnings per share available to common shareholders	1.13	1.06	0.92
Weighted average of share outstanding
Basic	1,001,651	1,001,651	1,001,651
Diluted	1,046,795	1,046,795	1,046,795

(1)	Derived from audited consolidated financial statements.

(2)

The income statement data gives effect to the equity proceeds at the beginning of the period and assumes that the proceeds are used to reduce interest-bearing deposits (consisting primarily of internet based and other higher priced certificates of deposit). The actual impact to net interest income would be different as Newnan Coweta expects to utilize a portion of the proceeds to fund loan growth and acquisitions. However, such impact cannot be estimated at this time as the impact would vary based on the timing of when the loans are funded, the actual pricing of any such loans and timing of any acquisitions.

(3)

The funds received from the Preferred Stock issuance are assumed to reduce deposit liabilities (consisting primarily of internet based and other higher priced certificates of deposit). This assumes the rate of deposits that are reduced carry an annual percentage yield of approximately 4.57%.

(4)	Additional income tax expense, at an effective tax rate of 37.2%, is attributable to additional net interest income as described in Note 1.

(5)

The effective dividend on the Preferred Stock includes amortization of the discount, amortized over a five-year period using the effective yield method (approximately 7%) and dividends on Preferred Stock at 5%. The effective dividend on Warrant Preferred includes accretion of the premium, amortized over a five-year period using the effective yield method (approximately 6%) and dividends on Warrant Preferred at 9%.

TARP Capital

Private Company Analysis

Risk Weighted Assets	$195,281,000
TARP Capital %	1%

Preferred ($)	$1,952,810
Preferred (Shares)	$1,953

Warrants ($)	$97,641
Warrants (Shares)	98

	Year 0	Year 1	Year 2	Year 3	Year 4	Year 5	Year 6	Year 7	Year 8	Year 9	Year 10
Capital Infusion	$1,952,810
Interest on Preferred		$97,641	$97,641	$97,641	$97,641	$97,641	$175,753	$175,753	$175,753	$175,753	$175,753
Interest on Warrants		$8,788	$8,788	$8,788	$8,788	$8,788	$8,788	$8,788	$8,788	$8,788	$8,788

Total Interest		$106,428	$106,428	$106,428	$106,428	$106,428	$184,541	$184,541	$184,541	$184,541	$184,541
Effective Rate		5.45%	5.45%	5.45%	5.45%	5.45%	9.45%	9.45%	9.45%	9.45%	9.45%

Total Interest Paid		$106,428	$212,856	$319,284	$425,713	$532,141	$716,681	$901,222	$1,085,762	$1,270,303	$1,454,843
Redemption Cost Preferred		$1,952,810	$1,952,810	$1,952,810	$1,952,810	$1,952,810	$1,952,810	$1,952,810	$1,952,810	$1,952,810	$1,952,810
Redemption Cost: Warrants		$97,641	$97,641	$97,641	$97,641	$97,641	$97,641	$97,641	$97,641	$97,641	$97,641
Effective Total Annual Rate*		10.5%	8.0%	7.1%	6.7%	6.5%	7.0%	7.3%	7.6%	7.8%	8.0%

		Qualified Equity Offering Required to Redeem in First Three Years

*	Reflects cost of Warrant Redemption

Available as an Excel Spreadsheet on www.BankPogo.com

© Powell Goldstein 2008

TARP Capital

Private Company Analysis

Risk Weighted Assets	$195,281,000
TARP Capital %	3%

Preferred ($)	$5,858,430
Preferred (Shares)	$5,858

Warrants ($)	$292,922
Warrants (Shares)	293

	Year 0	Year 1	Year 2	Year 3	Year 4	Year 5	Year 6	Year 7	Year 8	Year 9	Year 10
Capital Infusion	$5,858,430
Interest on Preferred		$292,922	$292,922	$292,922	$292,922	$292,922	$527,259	$527,259	$527,259	$527,259	$527,259
Interest on Warrants		$26,363	$26,363	$26,363	$26,363	$26,363	$26,363	$26,363	$26,363	$26,363	$26,363

Total Interest		$319,284	$319,284	$319,284	$319,284	$319,284	$553,622	$553,622	$553,622	$553,622	$553,622
Effective Rate		5.45%	5.45%	5.45%	5.45%	5.45%	9.45%	9.45%	9.45%	9.45%	9.45%

Total Interest Paid		$319,284	$638,569	$957,853	$1,277,138	$1,596,422	$2,150,044	$2,703,665	$3,257,287	$3,810,909	$4,364,530
Redemption Cost Preferred		$5,858,430	$5,858,430	$5,858,430	$5,858,430	$5,858,430	$5,858,430	$5,858,430	$5,858,430	$5,858,430	$5,858,430
Redemption Cost: Warrants		$292,922	$292,922	$292,922	$292,922	$292,922	$292,922	$292,922	$292,922	$292,922	$292,922
Effective Total Annual Rate*		10.5%	8.0%	7.1%	6.7%	6.5%	7.0%	7.3%	7.6%	7.8%	8.0%

		Qualified Equity Offering Required to Redeem in First Three Years

*	Reflects cost of Warrant Redemption

Available as an Excel Spreadsheet on www.BankPogo.com

© Powell Goldstein 2008

Newnan Coweta Bancshares, Inc.

Pro Forma Consolidated Balance Sheet Data and Capital Ratios

(In thousands)

	September 30, 2008 (Minimum)			September 30, 2008 (Maximum)
	Historical	Adjustments	As Adjusted	Historical	Adjustments	As Adjusted
	(unaudited)			(unaudited)
Balance Sheet:

Assets
Cash and due from banks	2,198	—	2,198	2,198	—	2,198
Securities and other interest earning assets	30,583	—	30,583	30,583	—	30,583
Loans, net	163,977	—	163,977	163,977	—	163,977
Other assets	33,826	—	33,826	33,826	—	33,826

Total assets	230,584	—	230,584	230,584	—	230,584

Liabilities and stockholders’ equity
Liabilities
Deposits	194,616	(1,953)	192,663	194,616	(5,858)	188,758
Subordinated Debentures	3,093	—	3,093	3,093	—	3,093
Borrowings	14,000	—	14,000	14,000	—	14,000
Other liabilities	4,862	—	4,862	4,862	—	4,862

Total liabilities	216,571	(1,953)	214,618	216,571	(5,858)	210,713

Stockholders’ equity
Senior Preferred Stock	—	1,953	1,953	—	5,858	5,858
Warrant	—	98	98	—	293	293
Discount on Senior Preferred Stock	—	(110)	(110)	—	(330)	(330)
Premium on Warrant Preferred Stock	—	12	12	—	37	37
Common stock	12,193	—	12,193	12,193	—	12,193
Retained earnings	1,920	—	1,920	1,920	—	1,920
Accumulated other comprehensive income (loss)	(100)	—	(100)	(100)	—	(100)

Total stockholders’ equity	14,013	1,953	15,966	14,013	5,858	19,871

Total liabilities and stockholders’ equity	230,584	—	230,584	230,584	—	230,584

Capital Ratios:
Total risk-based capital to risk-weighted assets ratio	9.58%			9.58%
Tier 1 capital ratio	9.31%			9.31%
Leverage ratio	6.83%			6.83%
Equity to assets ratio	6.08%			6.08%
Tangible equity to tangible assets ratio	6.08%			6.08%

Newnan Coweta Bancshares, Inc.

Pro Forma Consolidated Balance Sheet Data and Capital Ratios

(In thousands)

	December 31, 2007 (Minimum)			December 31, 2007 (Maximum)
	Historical	Adjustments	As Adjusted	Historical	Adjustments	As Adjusted
	(unaudited)			(unaudited)
Balance Sheet:

Assets
Cash and due from banks	5,076	—	5,076	5,076	—	5,076
Securities and other interest earning assets	27,291	—	27,291	27,291	—	27,291
Loans, net	175,708	—	175,708	175,708	—	175,708
Other assets	29,894	—	29,894	29,894	—	29,894

Total assets	237,969	—	237,969	237,969	—	237,969

Liabilities and stockholders’ equity
Liabilities
Deposits	195,539	(1,953)	193,586	195,539	(5,858)	189,681
Subordinated Debentures	3,093	—	3,093	3,093	—	3,093
Borrowings	18,000	—	18,000	18,000	—	18,000
Other liabilities	1,736	—	1,736	1,736	—	1,736

Total liabilities	218,368	(1,953)	216,415	218,368	(5,858)	212,510

Stockholders’ equity
Senior Preferred Stock	—	1,953	1,953	—	5,858	5,858
Warrant	—	98	98	—	293	293
Discount on Senior Preferred Stock	—	(110)	(110)	—	(330)	(330)
Premium on Warrant Preferred Stock	—	12	12	—	37	37
Common stock	12,193	—	12,193	12,193	—	12,193
Retained earnings	7,320	—	7,320	7,320	—	7,320
Accumulated other comprehensive income (loss)	88	—	88	88	—	88

Total stockholders’ equity	19,601	1,953	21,554	19,601	5,858	25,459

Total liabilities and stockholders’ equity	237,969	—	237,969	237,969	—	237,969

Capital Ratios:
Total risk-based capital to risk-weighted assets ratio	12.13%			12.13%
Tier 1 capital ratio	10.95%			10.95%
Leverage ratio	9.83%			9.83%
Equity to assets ratio	8.24%			8.24%
Tangible equity to tangible assets ratio	8.24%			8.24%

Newnan Coweta Bancshares, Inc.

Pro Forma Consolidated Balance Sheet Data and Capital Ratios

(In thousands)

	Historical Nine Months Ended 9/30/2008	Adjustments	Pro Forma Nine Months Ended 9/30/2008	Historical Nine Months Ended 9/30/2008	Adjustments	Pro Forma Nine Months Ended 9/30/2008
	(unaudited)			(unaudited)
Net interest income	2,400	67	2,467	2,400	201	2,601
Provision for loan losses	6,383	—	6,383	6,383	—	6,383

Net interest income (loss) after provision for loan losses	(3,983)	67	(3,916)	(3,983)	201	(3,782)
Non-interest income	993	—	993	993	—	993
Non-interest expense	(5,657)	—	(5,657)	(5,657)	—	(5,657)

Income (loss) before income taxes	(8,647)	67	(8,580)	(8,647)	201	(8,446)
Income tax expense (benefit)	(3,247)	25	(3,222)	(3,247)	75	(3,172)

Net income (loss)	(5,400)	42	(5,358)	(5,400)	125	(5,275)

Dividend on preferred stock	—		(73)			(220)

Amortization of discount on preferred stock			(21)			(62)

Effective dividend on preferred stock			(94)			(282)

Dividend on warrant preferred			(7)			(20)

Accretion of premium on warrant preferred			2			7

Effective dividend on warrant preferred			(5)			(13)

Income available to common shareholders			(5,457)			(5,570)

Basic earnings per share available to common shareholders	(5.37)	(0.05)	(5.42)	(5.37)	(0.17)	(5.54)
Diluted earnings per share available to common shareholders	(5.37)	(0.05)	(5.42)	(5.37)	(0.17)	(5.54)
Weighted average share outstanding
Basic	1,006,070	—	1,006,070	1,006,070	—	1,006,070
Diluted	1,006,070	—	1,006,070	1,006,070	—	1,006,070
		1,952,810			5,858,430
		4.57%			4.57%

		89,243.42			267,730.25

Newnan Coweta Bancshares, Inc.

Pro Forma Consolidated Balance Sheet Data and Capital Ratios

(In thousands)

	Historical Twelve Months Ended 12/31/2007	Adjustments	Pro Forma Twelve Months Ended 12/31/2008	Historical Twelve Months Ended 12/31/2007	Adjustments	Pro Forma Twelve Months Ended 12/31/2008
	(unaudited)			(unaudited)
Net interest income	8,344	89	8,433	8,344	268	8,612
Provision for loan losses	906	—	906	906	—	906

Net interest income (loss) after provision for loan losses	7,438	89	7,527	7,438	268	7,706
Non-interest income	926	—	926	926	—	926
Non-interest expense	(6,482)	—	(6,482)	(6,482)	—	(6,482)

Income (loss) before income taxes	1,882	89	1,971	1,882	268	2,150
Income tax expense (benefit)	700	33	733	700	100	800

Net income (loss)	1,182	56	1,238	1,182	168	1,350

Dividend on preferred stock	—		(98)			(293)

Amortization of discount on preferred stock			(28)			(83)

Effective dividend on preferred stock			(126)			(376)

Dividend on warrant preferred			(9)			(26)

Accretion of premium on warrant preferred			3			10

Effective dividend on warrant preferred			(6)			(16)

Income available to common shareholders			1,106			958

Basic earnings per share available to common shareholders	1.18	(0.08)	1.10	1.18	(0.22)	0.96
Diluted earnings per share available to common shareholders	1.13	(0.07)	1.06	1.13	(0.21)	0.92
Weighted average share outstanding
Basic	1,001,651	—	1,001,651	1,001,651	—	1,001,651
Diluted	1,046,795	—	1,046,795	1,046,795	—	1,046,795

Preferred Stock		1,952,810			5,858,430
Interest CDs running off		4.57%			4.57%

		89,243.42			267,730.25

Compound Period:	Monthly

Nominal Annual Rate:	9.000%

CASH FLOW DATA

	Event	Date	Amount	Number	Period	End Date
1	Loan	1/1/2008	97,641.00	1
2	Payment	2/1/2012	140,812.08	1

AMORTIZATION SCHEDULE - Normal Amortization

	Date	Payment	Interest	Principal	Balance
Loan	1/1/2008				97,641.00
2008 Totals		0.00	0.00	0.00

1	2/1/2012	140,812.08	43,171.08	97,641.00	0.00
2012 Totals		140,812.08	43,171.08	97,641.00

Grand Totals		140,812.08	43,171.08	97,641.00

Note: Calculation of future value of $97,641 at 9% over 5 years.

Compound Period:	Monthly

Nominal Annual Rate:	6.000%

CASH FLOW DATA

	Event	Date	Amount	Number	Period	End Date
1	Loan	1/1/2008	110,281.56	1
2	Payment	2/1/2012	140,812.08	1

AMORTIZATION SCHEDULE - Normal Amortization

	Date	Payment	Interest	Principal	Balance
Loan	1/1/2008				110,281.56
2008 Totals		0.00	0.00	0.00

1	1/10/2013	140,812.08	30,530.52	110,281.56	0.00
2012 Totals		140,812.08	30,530.52	110,281.56

Grand Totals		140,812.08	30,530.52	110,281.56

Last interest amount decreased by 0.01 due to rounding.

Note: Calculation of present value of $140,812.08 at 6% over 5 years.

Compound Period:	Monthly

Nominal Annual Rate:	6.000%

CASH FLOW DATA

	Event	Date	Amount	Number	Period	End Date
1	Loan	1/1/2008	12,640.56	1
2	Payment	2/1/2008	938.47	15	Quarterly	8/1/2011

AMORTIZATION SCHEDULE - Normal Amortization

	Date	Payment	Interest	Principal	Balance
Loan	1/1/2008				12,640.56
1	2/1/2008	938.47	63.20	875.27	11,765.29
2	5/1/2008	938.47	177.36	761.11	11,004.18
3	8/1/2008	938.47	165.89	772.58	10,231.60
4	11/1/2008	938.47	154.24	784.23	9,447.37
2008 Totals		3,753.88	560.69	3,193.19

5	2/1/2009	938.47	142.42	796.05	8,651.32
6	5/1/2009	938.47	130.42	808.05	7,843.27
7	8/1/2009	938.47	118.24	820.23	7,023.04
8	11/1/2009	938.47	105.87	832.60	6,190.44
2009 Totals		3,753.88	496.95	3,256.93

9	2/1/2010	938.47	93.32	845.15	5,345.29
10	5/1/2010	938.47	80.58	857.89	4,487.40
11	8/1/2010	938.47	67.65	870.82	3,616.58
12	11/1/2010	938.47	54.52	883.95	2,732.63
2010 Totals		3,753.88	296.07	3,457.81

13	2/1/2011	938.47	41.19	897.28	1,835.35
14	5/1/2011	938.47	27.67	910.80	924.55
15	8/1/2011	938.47	13.92	924.55	0.00
2011 Totals		2,815.41	82.78	2,732.63

Grand Totals		14,077.05	1,436.49	12,640.56

Last interest amount decreased by 0.02 due to rounding.

Compound Period:	Monthly

Nominal Annual Rate:	9.000%

CASH FLOW DATA

	Event	Date	Amount	Number	Period	End Date
1	Loan	1/1/2008	292,922.00	1
2	Payment	2/1/2012	422,434.79	1

AMORTIZATION SCHEDULE - Normal Amortization

	Date	Payment	Interest	Principal	Balance
Loan	1/1/2008				292,922.00
2008 Totals		0.00	0.00	0.00

1	2/1/2012	422,434.79	129,512.79	292,922.00	0.00
2012 Totals		422,434.79	129,512.79	292,922.00

Grand Totals		422,434.79	129,512.79	292,922.00

Compound Period:	Monthly

Nominal Annual Rate:	6.000%

CASH FLOW DATA

	Event	Date	Amount	Number	Period	End Date
1	Loan	1/1/2008	330,843.53	1
2	Payment	2/1/2012	422,434.79	1

AMORTIZATION SCHEDULE - Normal Amortization

	Date	Payment	Interest	Principal	Balance
Loan	1/1/2008				330,843.53
2008 Totals		0.00	0.00	0.00

1	2/1/2012	422,434.79	91,591.26	330,843.53	0.00
2012 Totals		422,434.79	91,591.26	330,843.53

Grand Totals		422,434.79	91,591.26	330,843.53

Last interest amount increased by 0.01 due to rounding.

Compound Period:	Monthly

Nominal Annual Rate:	6.000%

CASH FLOW DATA

	Event	Date	Amount	Number	Period	End Date
1	Loan	1/1/2008	37,921.53	1
2	Payment	2/1/2008	2,815.40	15	Quarterly	8/1/2011

AMORTIZATION SCHEDULE - Normal Amortization

	Date	Payment	Interest	Principal	Balance
Loan	1/1/2008				37,921.53
1	2/1/2008	2,815.40	189.61	2,625.79	35,295.74
2	5/1/2008	2,815.40	532.09	2,283.31	33,012.43
3	8/1/2008	2,815.40	497.67	2,317.73	30,694.70
4	11/1/2008	2,815.40	462.73	2,352.67	28,342.03
2008 Totals		11,261.60	1,682.10	9,579.50

5	2/1/2009	2,815.40	427.26	2,388.14	25,953.89
6	5/1/2009	2,815.40	391.26	2,424.14	23,529.75
7	8/1/2009	2,815.40	354.71	2,460.69	21,069.06
8	11/1/2009	2,815.40	317.62	2,497.78	18,571.28
2009 Totals		11,261.60	1,490.85	9,770.75

9	2/1/2010	2,815.40	279.96	2,535.44	16,035.84
10	5/1/2010	2,815.40	241.74	2,573.66	13,462.18
11	8/1/2010	2,815.40	202.94	2,612.46	10,849.72
12	11/1/2010	2,815.40	163.56	2,651.84	8,197.88
2010 Totals		11,261.60	888.20	10,373.40

13	2/1/2011	2,815.40	123.58	2,691.82	5,506.06
14	5/1/2011	2,815.40	83.00	2,732.40	2,773.66
15	8/1/2011	2,815.40	41.74	2,773.66	0.00
2011 Totals		8,446.20	248.32	8,197.88

Grand Totals		42,231.00	4,309.47	37,921.53

Last interest amount decreased by 0.07 due to rounding.

1% - Amortization of Preferred Stock Discount

Compound Period:	Monthly

Nominal Annual Rate:	7.000%

CASH FLOW DATA

	Event	Date	Amount	Number	Period	End Date
1	Loan	1/1/2008	110,281.56	1
2	Payment	2/1/2008	8,332.03	15	Quarterly	8/1/2011

AMORTIZATION SCHEDULE - Normal Amortization

	Date	Payment	Interest	Principal	Balance
Loan	1/1/2008				110,281.56
1	2/1/2008	8,332.03	643.31	7,688.72	102,592.84
2	5/1/2008	8,332.03	1,805.87	6,526.16	96,066.68
3	8/1/2008	8,332.03	1,690.99	6,641.04	89,425.64
4	11/1/2008	8,332.03	1,574.10	6,757.93	82,667.71
2008 Totals		33,328.12	5,714.27	27,613.85

5	2/1/2009	8,332.03	1,455.14	6,876.89	75,790.82
6	5/1/2009	8,332.03	1,334.09	6,997.94	68,792.88
7	8/1/2009	8,332.03	1,210.91	7,121.12	61,671.76
8	11/1/2009	8,332.03	1,085.56	7,246.47	54,425.29
2009 Totals		33,328.12	5,085.70	28,242.42

9	2/1/2010	8,332.03	958.01	7,374.02	47,051.27
10	5/1/2010	8,332.03	828.21	7,503.82	39,547.45
11	8/1/2010	8,332.03	696.13	7,635.90	31,911.55
12	11/1/2010	8,332.03	561.72	7,770.31	24,141.24
2010 Totals		33,328.12	3,044.07	30,284.05

13	2/1/2011	8,332.03	424.94	7,907.09	16,234.15
14	5/1/2011	8,332.03	285.76	8,046.27	8,187.88
15	8/1/2011	8,332.03	144.15	8,187.88	0.00
2011 Totals		24,996.09	854.85	24,141.24

Grand Totals		124,980.45	14,698.89	110,281.56

Last interest amount increased by 0.02 due to rounding.

1% - Amortization of Preferred Stock Discount

Compound Period:	Monthly

Nominal Annual Rate:	7.000%

CASH FLOW DATA

	Event	Date	Amount	Number	Period	End Date
1	Loan	1/1/2008	330,843.53	1
2	Payment	2/1/2008	24,996.00	15	Quarterly	8/1/2011

AMORTIZATION SCHEDULE - Normal Amortization

	Date	Payment	Interest	Principal	Balance
Loan	1/1/2008				330,843.53
1	2/1/2008	24,996.00	1,929.92	23,066.08	307,777.45
2	5/1/2008	24,996.00	5,417.59	19,578.41	288,199.04
3	8/1/2008	24,996.00	5,072.96	19,923.04	268,276.00
4	11/1/2008	24,996.00	4,722.27	20,273.73	248,002.27
2008 Totals		99,984.00	17,142.74	82,841.26

5	2/1/2009	24,996.00	4,365.41	20,630.59	227,371.68
6	5/1/2009	24,996.00	4,002.26	20,993.74	206,377.94
7	8/1/2009	24,996.00	3,632.72	21,363.28	185,014.66
8	11/1/2009	24,996.00	3,256.68	21,739.32	163,275.34
2009 Totals		99,984.00	15,257.07	84,726.93

9	2/1/2010	24,996.00	2,874.02	22,121.98	141,153.36
10	5/1/2010	24,996.00	2,484.62	22,511.38	118,641.98
11	8/1/2010	24,996.00	2,088.37	22,907.63	95,734.35
12	11/1/2010	24,996.00	1,685.14	23,310.86	72,423.49
2010 Totals		99,984.00	9,132.15	90,851.85

13	2/1/2011	24,996.00	1,274.82	23,721.18	48,702.31
14	5/1/2011	24,996.00	857.27	24,138.73	24,563.58
15	8/1/2011	24,996.00	432.42	24,563.58	0.00
2011 Totals		74,988.00	2,564.51	72,423.49

Grand Totals		374,940.00	44,096.47	330,843.53

Last interest amount increased by 0.04 due to rounding.